Exhibit 99.(d)(4)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

A Stock Company; Domiciled in Alabama

www.protective.com

P. O. Box 2606; Birmingham, Alabama 35202; (800) 866-9933

WAIVER OF SPECIFIED PREMIUM RIDER

This rider is issued as a part of the Policy to which it is attached in return for the application and the payment of the cost of insurance for this rider, shown as the Initial Monthly Charge on the Policy Schedule. All Policy provisions not expressly modified by this rider remain in full force and effect.

DEFINITIONS

The following terms have the specific meanings associated with them each time they are used in this rider. Other terms may be defined elsewhere in this rider and they will have that meaning when used.

Act of War: Means any act specific to military, naval or air operations in time of war.

Occupation: Means any work, employment, business or profession that is performed for remuneration or profit, which the Insured is or becomes reasonably qualified to perform based on education, training or experience.

Regular Occupation: Means the Insured's usual work, employment, business or profession that is performed for remuneration or profit at the time Total Disability begins.

Total Disability (Totally Disabled): Total Disability is the incapacity of the Insured caused by sickness or injury and begins while this rider is in force. The Total Disability must be certified by a physician. During the first 24 months of Total Disability, the incapacity prevents the Insured from continuously engaging in their Regular Occupation. After the first 24 months of Total Disability, the incapacity prevents the Insured from continuously engaging in any Occupation.

Specified Premium: Amount of Premium that will be credited to the Policy on the Monthly Anniversary while the Insured is Totally Disabled. The Specified Premium is shown on the Policy Schedule.

War: Includes but is not limited to, declared war, and armed aggression by one or more countries resisted on orders of any other country, combination of countries or international organization.

BENEFIT

Waiver Benefit: During the life of the insured and while this rider is in force, if the Insured has been Totally Disabled for 6 consecutive months and all conditions of this rider are met, we will credit the Specified Premium to the Policy each month.

Specified Premium will be credited for each Monthly Anniversary after the Insured becomes Totally Disabled, but no Specified Premium will be credited for any Monthly Anniversary that occurred more than one year before we receive Proof of Claim in good order. Any Specified Premium that has been credited will not reduce the Policy proceeds.

The Specified Premium may or may not be sufficient to cover the full amount of Monthly Deductions under the terms of your Policy. Additional premium payments may be required to keep the Policy in force.

Presumption of Total Disability: Provided the condition did not exist on the Effective Date of Coverage, we will deem the Insured to be Totally Disabled, even if the Insured is able to perform their Regular Occupation or other Occupation, if one of the following permanent conditions apply:

(1)	The total loss of the sight of both eyes;
(2)	The total loss of use of both hands;
(3)	The total loss of use of both feet; or
(4)	The total loss of use of one hand and one foot.

Recurrent Disability: A period of Total Disability due to the same or related cause as the prior period of Total Disability may be a continuation of the prior period. We will consider the Total Disability to be a continuation of the prior period if the prior period extended for at least six (6) months and the second period of Total Disability begins less than 30 days after recovery.

End of Waiver Benefit: The waiver benefit will end when any of the following occurs:

(1)	The Insured is no longer Totally Disabled;
(2)	Proof of continued Total Disability is not given to us as required;
(3)	The Insured refuses or fails to complete an examination as requested by us; or
(4)	The date on which the Insured attains Age 65.

If Total Disability begins after the Insured attains Age 60 and all of the conditions for the waiver benefit have been satisfied, then the Specified Premiums will be credited until the Insured attains Age 65 or during the first two years after Total Disability, whichever is longer.

CLAIMS

Notice of Claim: Notice of claim must be given to us by written notice that the Insured is Totally Disabled and that a claim may be made under this rider. Notice may be given by or for the Owner and must identify the Insured. No benefit will be allowed unless the notice is given to us while the Insured is alive and during the continuance of Total Disability. No Specified Premium will be credited for any Monthly Anniversary that occurred more than one year before we were given the notice. However, if it was not reasonably possible to give us notice during this time frame, the delay will not reduce the benefit if notice is given as soon as reasonably possible and in no event, except in the absence of legal capacity, later than one year from the time examination is otherwise required.

Proof of Claim: Proof of Claim must be given to us prior to the waiver benefit being allowed. Proof may be given by or for the owner. Proof of Claim means written proof in good order that:

(1)	The Insured is Totally Disabled;
(2)	Total Disability began while this rider was in force;
(3)	Total Disability began before Age 65; and
(4)	Total Disability has continued for six (6) consecutive months.

We will provide the form used for the Proof of Claim within 15 days of the receipt of the notice of claim. We have the right to require that the Insured be examined by a physician of our choice, and at our expense, as a part of the Proof of Claim.

We must receive Proof of Claim while the Insured is alive and during the continuance of Total Disability. It must be received within one year after the termination of this rider. If it was not reasonably possible to provide the Proof of Claim within this time, the delay will not reduce the benefit if proof is given as soon as it is reasonably possible.

Proof of Continued Disability: During the first two years after Proof of Claim is received, we may require proof of continued Total Disability in good order not more frequently than once every 30 days. After two years, we may require proof of continued Total Disability no more than once per year. As part of this proof, we have the right to ask for an examination of the Insured by a physician of our choice and at our expense. If you refuse or fail to provide proof of continued disability, the Waiver Benefit will end. Such refusal or failure shall not invalidate or reduce any claim if it was not reasonably possible to have an examination at that time, provided such examination is completed as soon as reasonably possible and in no event, except in the absence of legal capacity, later than one year from the time examination is otherwise required.

GENERAL PROVISIONS

Rider Cost: The monthly cost of this rider is shown on the Policy Schedule.

Effective Date of Coverage: If this rider is attached when the Policy is issued, the effective date of coverage under this rider is the Policy Effective Date. If this rider is issued after the Policy was issued or any increase in coverage occurred, the effective date will be the date we approve the supplemental application. For any insurance that has been reinstated, the effective date will be the date we approved the reinstatement.

Exclusions: This rider does not cover Total Disability of the Insured caused by:

(1)	Any attempt at willful and intentional self-inflicted injury;
(2)	War or any Act of War while the Insured is serving in the military forces of any country at war, whether declared or undeclared. This exclusion does not apply if in the application the Insured represents that he/she is a member of the military, military reserves or the National Guard of the United States, whether active or inactive;
(3)	War or any Act of War while the Insured is serving in any civilian non-combat unit serving with such forces.

Changes in Coverage: While this rider is in force and after the first Policy Anniversary, you may make a written request to increase or decrease the Specified Premium. An increase is subject to a completed application and proof of insurability. Changes in coverage will become effective as of the Monthly Anniversary on or following the date we approve the request. A supplemental Policy Schedule or other acknowledgment that documents the change in coverage will be provided. Changes in Coverage may not be made during the Waiver Benefit period.

Termination: This rider will terminate:

(1)	At Age 65;
(2)	By your written request; or
(3)	Upon termination of the Policy to which this rider is attached.

Signed for the Company as of the Effective Date of Coverage.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

Felicia M. Lee
Secretary

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